Item 77E - DWS Floating Rate Plus Fund (a series of
DWS Portfolio Trust)
On December 7, 2010, DWS Floating Rate Plus Fund was named as a defendant in the First Amended Compliant and Objection to Claims filed by the Official Committee of Unsecured Creditors in the U.S. Bankruptcy Court for the District of Delaware in the lawsuit Tribune Company, et al., Debtors, Official Committee of Unsecured
Creditors v. JPMorgan Chase Bank, N.A. et al. (the
"Lawsuit"). The Lawsuit arises out of a leveraged buyout transaction ("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO ("LBO Debt") and shares of the Tribune Company held by shareholders were tendered for or were converted to a right to receive cash. Following the completion of the LBO in 2007, the Tribune Company filed for bankruptcy. The Lawsuit seeks to avoid the obligations on the LBO Debt and to recover payments of principal and interest made by the Tribune Company on the LBO Debt. The Fund currently holds LBO Debt securities and has received approximately $82,500 in interest payments and $12,500 in principal payments as of May 31, 2011. All proceedings on the Lawsuit are stayed pending a decision by the Bankruptcy Court on which of two proposed plans of reorganization will be confirmed. One of the plans proposes to settle the litigation, while the other plan proposes to proceed with the litigation. Management is currently assessing the Lawsuit and has not yet determined the effect, if any, on the Fund.



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